Mail Stop 6010

August 22, 2007

A. Greig Woodring
Chief Executive Officer
Reinsurance Group of America, Incorporated
1370 Timberlake Manor Parkway
Chesterfield, MO 63017

      Re: **Reinsurance Group of America, Incorporated**
                Definitive Proxy Statement
                Filed April 11, 2007
                File No. 001-11848

Dear Mr. Woodring:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 7

1.   Please expand your Compensation Discussion and Analysis to discuss and analyze how specific forms of compensation are structured and implemented to reflect your named executive officer's individual performance and the elements of individual performance that are taken into account in determining compensation. Refer to Item 402(b)(2)(vii) of Regulation S-K.

2.   It appears from your disclosure under "Annual Management Incentives" on page 11 that you have established the MIP objectives for 2007. Your Compensation Discussion and Analysis appears, however, only to discuss the targets and goals for the elements of your compensation packages for 2006. Please disclose the performance goals that you will apply on a going-forward basis and the specific quantitative and qualitative aspects of the performance objectives that will be used to determine incentive payments and grants. Include in your analysis a discussion of how the specific levels were determined and what levels of performance such levels were intended to incentivize. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

3.   Given that your annual performance-based bonuses and long-term equity incentive compensation awards during 2006 were based on the achievement of the targeted financial metrics described, please discuss your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.

Benchmarking of Compensation, page 9

4.   Given that you seek to align your compensation with the market median, please specify how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against

the peer companies and where actual payments under each element of
compensation actually falls within the targeted parameters.

Annual Management Incentives, page11

5.   Your disclosure indicates that the cash bonus payments under the management
incentive plan and the equity incentive grants under the intermediate-term bonus
plan are linked to the attainment of specific financial and operational goals. Your
Compensation Discussion and Analysis, however, does not provide discussion
and analysis of the quantitative or qualitative aspects of the necessary goals to be
achieved in order for your executive officers to earn incentive compensation
under those plans. Please disclose the specific quantitative and qualitative aspects
of the performance objectives used to determine incentive payments and grants.
Include in your analysis a discussion of how the specific levels were determined
and what levels of performance such levels were intended to incentivize. To the
extent you believe that disclosure of the information would result in competitive
harm such that the information could be excluded under Instruction 4 to
Item 402(b), please provide us with a detailed explanation supporting your
conclusion. To the extent that it is appropriate to omit specific targets or
performance objectives, you are required to provide appropriate disclosure
pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to
Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our
website at www.sec.gov. In discussing how difficult or likely it will be for the
registrant to achieve the target levels or other factors, you should provide as much
detail as necessary without disclosing information that poses a reasonable risk of
competitive harm.

Summary Compensation Table, page 16

6.   To the extent applicable, please identify and quantify the various items that are
aggregated under "All Other Compensation." Refer to Instructions 3 and 4 to
Item 402(c)(2)(ix) of Regulation S-K.

Director Compensation for Fiscal 2006, page 27

7.   Disclose the assumptions made in the valuation of the stock awards by reference
to a discussion of those assumptions in your financial statements, footnotes to the
financial statements or discussion in Management's Discussion and Analysis.
Refer to the Instruction to Item 402(k) of Regulation S-K.

Certain Relationships and Related Person Transactions, page 30

8.   Provide the information required by Item 404(b) of Regulation S-K. For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

        Please contact me at (202) 551-3635 with any questions.

                                                Sincerely,

                                                Tim Buchmiller
                                                Senior Attorney